Exhibit 99.1

PERDIGÃO S.A.	ELEVA ALIMENTOS S.A.
A Publicly Held Company	A Publicly Held Company
CNPJ/MF 01.838.723/0001-27	CNPJ/MF 92.776.665/0001-00

ANNOUNCEMENT TO THE MARKET

Pursuant to the Brazilian Securities and Exchange Commission (CVM) Instruction 358 of January 3 2002, as amended, and complementary to the announcement to the market of October 30 2007, the managements of Perdigão S.A. (“Perdigão”) and Eleva Alimentos S.A. (“Eleva”) wish to notify the public in general that Perdigão and the controlling shareholders of Eleva have agreed to postpone the settlement date of the acquisition with respect to 23,170,156 shares, the issue of Eleva, to January 2 2008, a total amount of approximately R$ 598.9 million as from December 21 2007 until the settlement date.

São Paulo, December 26 2007.

Wang Wei Chang	Cláudio Santos
Chief Financial Officer and Investor Relations Director of Perdigão S.A	Chief Financial Officer and Investor Relations Director of Eleva Alimentos S.A